Mail Stop 3-5

      May 11, 2005

By U.S. Mail and Facsimile 949-851-9262

George Furla
Chief Executive Officer
Family Room Entertainment Corporation
8530 Wilshire Blvd, Suite 420
Beverly Hills, CA  90211

Re:	Family Room Entertainment Corporation
	Form SB-2 filed April 28, 2005, as amended
	File No. 333-121628

Dear Mr. Furla:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis, page 15

Liquidity and Capital Resources, page 18
1. We note your response to our prior comment 6. We note in your disclosure on page 18 that you focus on return on investment when evaluating your financial condition and operating performance. However, we do not see a discussion in your response regarding how you evaluate your return on investment of projects to be taken on and how this affects your management of your financial condition on an on-going basis. Please revise your disclosure to discuss how you evaluate your liquidity needs and financial condition on an on-going basis, and how the return on investment metric assists you in this evaluation.

FMLY Summary of Film Project History, page 24
2. We note your response to our prior comment 9. Included in your response is the last sentence, "To date, FMLY has not received any profit participation for "Narc" or "The Badge". However, this is not included in the revised Form SB-2 filing. Please revise your filing to include this statement.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Perdue at (202) 551-3303, or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna
Vega Losert at (202) 551-3325 or me at (202) 551-3750 with any other
questions.

      				Sincerely,



      				Max A. Webb
							Assistant Director




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George Furla
Family Room Entertainment Corporation
May 11, 2005
Page 3